# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Integra Resources Corp., CIK 0001722387
CUSIP: 45826T509
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1050-400 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001368465

## Reporting persons
- Hillsdale Investment Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,232,675; shared voting power 0; sole dispositive power 8,880,576; shared dispositive power 0; aggregate amount beneficially owned 8,880,576 (5.25% of the class)

## Item 1. Issuer
Name of issuer: Integra Resources Corp.
Address of issuer's principal executive offices: 1050-400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada

## Item 2. Person Filing
Name of person filing: Hillsdale Investment Management Inc.
Address of principal business office or, if none, residence: 1 First Canadian Place, 100 King Street West, Suite 5900. P.O Box 477, Toronto, Ontario, M5X 1E4
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,880,576
Percent of class: 5.25%
Sole power to vote or to direct the vote: 4,232,675
Sole power to dispose or to direct the disposition: 8,880,576

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hillsdale Investment Management Inc.: Kelly Reynolds, Chief Operating Officer, Chief Compliance Officer (01/23/2026)
Comment: EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed on November 3, 2025 solely to correct the 'Date of Event Which Requires Filing of this Statement', which should have been September 30, 2025. All other information contained in the Schedule 13G remains unchanged.